Ahold reaches agreement on terms of sale of Tops convenience stores in the United States

Zaandam, The Netherlands, April 28, 2005 - Ahold today announced it has reached agreement on the divestment of its chain of 198 convenience stores of its U.S. subsidiary Tops Markets LLC ("Tops") to WFI Acquisition, Inc., a corporation formed by Nanco Enterprises, Inc. and Bruckmann, Rosser, Sherrill & Co, Inc. These are Ahold's remaining convenience stores in the United States. The stores will continue to operate under the banners of Wilson Farms and Sugarcreek.

The transaction is subject to the fulfillment of certain closing conditions and regulatory approvals. The closing of the transaction, the price of which was not disclosed, is expected in the second quarter of 2005.

On January 19, 2004, Ahold announced its intention to divest its convenience stores. The divestment of the Tops convenience stores is part of Ahold's strategic plan to restructure its portfolio in order to focus on its core food businesses.

Wilson Farms, a division of Tops Markets since 1969, operates convenience stores in Western and Central New York. The Sugarcreek convenience stores, all offering gasoline, were acquired by Tops in 2000 and are located in Central and Northern New York. The convenience stores employ approximately 2,400 associates.

Tops Markets, which Ahold acquired in 1991, will continue to operate full service supermarkets in Northern New York, Northeastern Ohio and Northern Pennsylvania.

Ahold Corporate Communications: +31 (0)75 - 659 5720

[Graphic omitted]     Ahold
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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's intention to complete the divestment of the convenience stores of its subsidiary Tops Markets LLC, Ahold's ability to consummate the transaction, Ahold's expectations as to the timing of the closing, and statements as to Ahold's intention to continue to operate full-service supermarkets through Tops Markets LLC. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to Ahold's ability to complete the divestment of the convenience stores, the actions of government and law enforcement agencies, the inability to satisfy, or delays in satisfying, closing conditions, the effect of general economic conditions, actions of competitors and increases in competition in the markets in which Tops operates, changes in Ahold's strategic plans, and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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